                      Filed by EduTrek International, Inc.

                 Pursuant to Rule 425 under the Securities Act
           of 1933 and deemed filed pursuant to Rule 14a-12 under the
                        Securities Exchange Act of 1934

                  Subject Company: EduTrek International, Inc.
                          Commission File No. 0-23021

                             Date: November 6, 2000

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between EduTrek and Career Education Corporation, future financial and operating results, benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other risk factors relating to our industry as detailed from time to time in EduTrek's reports filed with the SEC. EduTrek disclaims any responsibility to update these forward-looking statements.

     Career Education will file with the SEC a Registration Statement on Form S-4, which contains the prospectus of Career Education relating to the shares to be issued in the merger, and the proxy statement of EduTrek relating to the special meeting of EduTrek shareholders at which the merger agreement will be considered and voted upon, as well as other relevant documents concerning the proposed merger. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Career Education free of charge by requesting them in writing from Career Education Corporation, 2895 Greenspoint Parkway, Suite 600 Hoffman Estates, Illinois 60605 Attention: Office of Investor Relations, or by telephone at (847) 585-3899.

     You may obtain documents filed with the SEC by EduTrek free of charge by requesting them in writing from EduTrek Inc., 6600 Peachtree-Dunwoody Road, Embassy Row 500 Atlanta, Georgia 30328 Attention: Office of Corporate Secretary, or by telephone at (404) 965-8000.

     EduTrek, and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EduTrek in connection with the merger. Information about the directors and executive officers of EduTrek and their ownership of EduTrek stock is set forth in the proxy statement for EduTrek's 2000 annual meeting of shareholders and will be contained in the Form S-4 Registration Statement filed with the SEC and in the proxy statement/prospectus to be mailed to EduTrek shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

     Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                       FOR:                EduTrek International, Inc.

                       COMPANY CONTACT:    David Horn
                                           Chief Financial Officer
                                           (404) 965-8000


   EDUTREK INTERNATIONAL REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER AND
                              NINE MONTHS OF 2000

Atlanta, GA, November 6, 2000 - EduTrek International, Inc. (OTC BB: EDUT), operator of American InterContinental University ("AIU"), today reported financial results for the third quarter and nine months ended September 30, 2000. This earnings release follows the announcement on October 24, 2000 that EduTrek signed a merger agreement with Career Education Corporation (CEC).

Net revenues for the third quarter ended September 30, 2000 increased 6.5% to $12.7 million, compared with $11.9 million in the third quarter of 1999. Net loss for the third quarter (summer) of 2000 was $4.1 million, or $0.34 per share, compared with a net loss of $3.6 million, or $0.34 per share, for the same period last year. The loss from operations for the quarter was $3.5 million compared to a loss of $5.4 million in the same period last year, reflecting improved campus contribution and lower corporate general and administrative expenses. EduTrek's third quarter revenues and profits generally are lower than those of the rest of the year due to historically lower student enrollments in the Design campuses in the July to September period.

Net revenues for the first nine months of 2000 increased 15.5% to $50.8 million, compared with $43.9 million in the first nine months of 1999. Net loss for the nine months ending September 30, 2000 was $5.5 million, or $0.46 per share, compared with a net loss of $5.7 million, or $0.53 per share, for the same period last year. The loss from operations for the nine months was $2.7 million, compared to an operating loss of $6.8 million last year.

AIU's consolidated Fall 2000 enrollment increased 8.3% to 4,679 students, compared to 4,322 students in Fall 1999. Enrollment in AIU's technology and e-business programs was 1,968 students for the September 2000 term, representing a 38% increase over the prior year's September term enrollment of 1,430 students.

Steve Bostic, EduTrek's Chairman and CEO stated, "Twelve months ago, the management of EduTrek developed a plan to turn around the Company. We were plagued by start-up losses in our Technology and e-Business campuses, as well as a significant loss of Asian students associated with financial problems in the Far East. We are extremely pleased to report progress has now been made in both campus operations and reductions in general and administrative expenses at the corporate level." EduTrek's progress is depicted in the following table:

-------------------------------------------------------------------------------------------------------
EduTrek International, Inc.                   9 months      9 months       Favorable/          %
(millions of dollars)                         2000 YTD      1999 YTD      (Unfavorable)      Change
-------------------------------------------------------------------------------------------------------
Net revenue                                     50.8          43.9             6.9             16%
-------------------------------------------------------------------------------------------------------
Campus contribution (1)                          3.7           1.0             2.7            270%
-------------------------------------------------------------------------------------------------------
Corporate G & A (2)                             (6.3)         (8.0)            1.7             21%
-------------------------------------------------------------------------------------------------------
Income before taxes and minority interest       (4.4)         (7.8)            3.4             44%
-------------------------------------------------------------------------------------------------------
EBITDA (3)                                       0.8          (4.1)            4.9              -
-------------------------------------------------------------------------------------------------------

          (1) Defined as campus net revenues less total campus expenses plus direct marketing expenses. Includes negative campus contribution of $(1.2) million in 2000 and $(1.6) million in 1999, for the Washington, D.C. campus, which is being phased out.
          (2)  Includes $0.3 million of merger-related costs expensed in 2000.
          (3) Defined as earnings before interest, taxes, depreciation and amortization.

David Horn, EduTrek's Chief Financial Officer, commented that, "Campus net revenues grew approximately 16% for the nine-month period in 2000 vs. 1999. Meanwhile campus contribution improved from $1.0 million in 1999 to $3.7 million in 2000, a 270% increase, reflecting effective cost control at our campuses. The nine-month campus contribution in 2000 includes a $1.2 million operating loss for the Washington, D.C. campus, which is being phased out. General and administrative expenses at the corporate level decreased by $1.7 million to $6.3 million for the nine-month period in 2000. Our loss before income taxes and minority interest improved $3.4 million versus the nine-month period in the previous year. Of the $4.4 million loss before income taxes and minority interest for the nine months ended September 30, 2000, $4.1 million was incurred in the summer of 2000, reflecting lower summer enrollment. We are pleased to report that EBITDA was positive for the first nine months of 2000, improving $4.9 million over 1999."

Commenting on the merger with CEC, Steve Bostic, EduTrek Chairman and CEO, stated, "We are very pleased to be merging our business with CEC, a premier education management company. This transaction is expected to close in January of 2001, subject to a number of conditions, including regulatory and shareholder approvals. CEC plans to establish a University Division under which AIU's campuses will operate. Both AIU and CEC will benefit through expanded geographic market coverage (both in the United States and internationally), as well as through referral of current CEC students and graduates to AIU's advance degree programs. I believe that AIU will benefit from CEC's demonstrated expertise in marketing and enrollment growth".

EduTrek, through the American InterContinental University ("AIU"), is a leading provider of career-oriented and internationally-focused higher education programs. AIU is accredited by the Commission on Colleges of the Southern Association of Colleges and Schools (SACS). The Company operates campuses in Atlanta (Buckhead and Dunwoody), Miami, London, Los Angeles, Washington, D.C., and Dubai, United Arab Emirates, with curricula focusing on information technology, international business, multimedia communications, art and design.


                                      ###

          Additional Information:

          Except for the historical and present factual information contained herein, the matters set forth in this release, including statements as to the expected date of the closing of the merger between EduTrek and Career Education Corporation, future financial and operating results, benefits and synergies of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other risk factors relating to our industry as detailed from time to time in EduTrek's reports filed with the SEC. EduTrek disclaims any responsibility to update these forward-looking statements.

          Career Education will file with the SEC a Registration Statement on Form S-4, which contains the prospectus of Career Education relating to the shares to be issued in the merger, and the proxy statement of EduTrek relating to the special meeting of EduTrek shareholders at which the merger agreement will be considered and voted upon, as well as other relevant documents concerning the proposed merger. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Career Education free of charge by requesting them in writing from Career Education Corporation, 2895 Greenspoint Parkway, Suite 600 Hoffman Estates, Illinois 60605 Attention:
     Office of Investor Relations, or by telephone at (847) 585-3899.

          You may obtain documents filed with the SEC by EduTrek free of charge by requesting them in writing from EduTrek Inc., 6600 Peachtree-Dunwoody Road, Embassy Row 500 Atlanta, Georgia 30328 Attention: Office of Corporate Secretary, or by telephone at (404) 965-8000.

          EduTrek, and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EduTrek in connection with the merger. Information about the directors and executive officers of EduTrek and their ownership of EduTrek stock is set forth in the proxy statement for EduTrek's 2000 annual meeting of shareholders and will be contained in the Form S-4 Registration Statement filed with the SEC and in the proxy statement/prospectus to be mailed to EduTrek shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

          Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

                          EduTrek International, Inc.
                 Consolidated Quarterly Statement of Operations
                    (In thousands except per share amounts)

                                                                Three Months Ended September 30,
                                                                --------------------------------
                                                                     2000             1999
                                                                  -----------      -----------
                                                                  (unaudited)      (unaudited)
Net revenues                                                        $12,675          $11,898
Costs and expenses:
  Cost of education and facilities                                    9,605            9,430
  Selling and promotional expenses                                    1,854            2,683
  General and administrative expenses                                 4,462            4,933
  Amortization of goodwill                                              254              252
                                                                    -------          -------
     Total costs and expenses                                        16,175           17,298
                                                                    -------          -------
Income (loss) from operations                                        (3,500)          (5,400)
Interest expense                                                        632              468
Other income -- net                                                     -                  4
                                                                    -------          -------
Income (loss) before income taxes and minority interest              (4,132)          (5,864)
Income tax (provision) benefit                                          -              2,251
                                                                    -------          -------
Income (loss) before minority interest                               (4,132)          (3,613)
Minority interest in earnings of American University in Dubai            31              (18)
                                                                    -------          -------
Net income (loss)                                                   $(4,101)         $(3,631)
                                                                    =======          =======

Earnings (Loss) Per Share:
Basic net income (loss) per share                                   $ (0.34)         $ (0.34)
Diluted net income (loss) per share                                 $ (0.34)         $ (0.34)

Average shares outstanding                                           11,915           10,777
Dilutive effect:
  Warrants                                                              -                -
  Options                                                               -                -
                                                                    -------          -------
                                                                        -                -
                                                                    -------          -------
Average shares outstanding assuming dilution                         11,915           10,777

                                                                Nine Months Ended September 30,
                                                                --------------------------------
                                                                     2000             1999
                                                                  -----------      -----------
                                                                  (unaudited)      (unaudited)
Net revenues                                                        $50,764          $43,936
Costs and expenses:
  Cost of education and facilities                                   30,857           26,223
  Selling and promotional expenses                                    6,927            9,339
  General and administrative expenses                                14,939           14,423
  Amortization of goodwill                                              760              756
                                                                    -------          -------
     Total costs and expenses                                        53,483           50,741
                                                                    -------          -------
Income (loss) from operations                                        (2,719)          (6,805)
Interest expense                                                      1,671            1,085
Other income -- net                                                      28               88
                                                                    -------          -------
Income (loss) before income taxes and minority interest              (4,362)          (7,802)
Income tax (provision) benefit                                          -              3,296
                                                                    -------          -------
Income (loss) before minority interest                               (4,362)          (4,506)
Minority interest in earnings of American University in Dubai        (1,174)          (1,196)
                                                                    -------          -------
Net income (loss)                                                   $(5,536)         $(5,702)
                                                                    =======          =======

Earnings (Loss) Per Share:
Basic net income (loss) per share                                   $ (0.46)         $ (0.53)
Diluted net income (loss) per share                                 $ (0.46)         $ (0.53)

Average shares outstanding                                           11,909           10,727
Dilutive effect:
  Warrants                                                              -                -
  Options                                                               -                -
                                                                    -------          -------
                                                                        -                -
                                                                    -------          -------
Average shares outstanding assuming dilution                         11,909           10,727